

January 14, 2014

Via E-mail
Dr. Mark J. Ahn, PhD
President and Chief Executive Officer
Galena Biopharma, Inc.
4640 SW Macadam Avenue, Suite 270
Portland, Oregon 97239

> **Re:** **Galena Biopharma, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 6, 2013 and amended on November 7, 2013**
> **File No. 001-33958**

Dear Dr. Ahn:

We have reviewed your December 26, 2013 response to our December 13, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended September 30, 2013
Notes to Condensed Consolidated Financial Statements (unaudited)
1. Business and Basis of Presentation
Acquisitions and In-Licensing, page 9

1. Please refer to your response to comment one. As Abstral was an approved product when you licensed it, please provide us with an analysis supporting your conclusion that the license of Abstral was an asset acquisition and not a business combination. Please refer to ASC- 805-10-55-4 to 9.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant